FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December, 2002

Commission File Number     000-28522


                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                      Form 40-F
                         ---                               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
----


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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                     No  X
                   ---                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable
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                           Incorporation by Reference

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      ASE TEST LIMITED

            Date: December 6, 2002.              By: /s/: Richard Wei
                                                    ---------------------------
                                               Name: Richard Wei
                                              Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.                                 [Logo]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                           ASE Test Limited                 Universal Scientific Industrial
Joseph Tung, CFO, Vice President    Richard Wei, CFO                 Corporation
Freddie Liu, Financial Controller   Richard_wei@aseglobal.com        Jerry Su, CFO
ir@aseglobal.com                                                     Jerry_su@aseglobal.com

Tel: + 886.2.8780.5489              Tel: + 886.2.8780.5489
     + 886.932.205.029                   + 886.936.168.808           Tel: +886.935.235.643



            DR. LEONARD Y. LIU TO RETIRE FROM ADVANCED SEMICONDUCTOR
                        ENGINEERING GROUP OF COMPANIES

Taipei, Taiwan, R.O.C., December 6th, 2002 - Advanced Semiconductor Engineering, Inc. ("ASE Inc.") , ASE Test Limited ("ASE Test") and Universal Scientific Industrial Co., Ltd. ("USI") announced today that Dr. Leonard Y. Liu plans to retire as President of ASE Inc., CEO of ASE Test and CEO of USI effective January 31, 2003. Richard H.P. Chang, the Vice Chairman of ASE Inc. and the Chairman of ASE Test as well as USI, will assume Dr. Liu's responsibilities.

Dr. Liu has elected to retire following the completion of his major missions set out at the time he joined the ASE group of companies, of which ASE Inc, ASE Test and USI are members, just over three years ago. "With Leonard's valuable contributions, we have completed the rationalization of our management system, and we are emerging from the recent difficult industry downturn with all aspects of our businesses and operations strengthened." said Jason C.S. Chang, Chairman of ASE Inc. "Leonard joined us three years ago on the heels of several major business acquisitions. He was entrusted with the challenging task of rationalizing and strengthening our businesses and operations. This became all the more challenging during his tenure as we weathered one of the most difficult periods in the history of the industry. We have emerged stronger and better positioned than any of our competitors to serve the continually increasing outsourcing needs of our customers. We thank Leonard for the great work that he did to lay the groundwork for our future success."

Dr. Liu will continue to serve on the board of directors for ASE Inc., ASE Test and USI. "While Leonard has handed over his day-to-day executive responsibilities, with his continuing presence on the boards of our companies we will continue to benefit from his business insights and experience," said Mr. Chang.

"We have all worked very hard together to come this far. I would like to thank Jason and all the team members for giving me the opportunity to participate during this critical period of ASE's march to be a great company in the world. I am confident that, under Jason's leadership, the ASE group will not only maintain its leadership position, but also achieve ever higher goals."

Commenting on his future plans, the 61-year-old Liu said, "After many years of traveling across continents, it is my desire to spend less time on the road and more time with my family. I would also like to step back from a day-to-day executive management role and leverage my experience by serving as an advisor, consultant and/or board member to a number of select ventures."

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